Exhibit 15.1

True Leaf Medicine International Ltd. 32 - 100 Kalamalka Lake Road Vernon, BC V1T 9G1 Canada	1-778-475-5323 info@trueleaf.com www.trueleaf.com

True Leaf Reports Third Consecutive

Quarter of Record Sales

Q3 growth increased 145 per cent year over year, contributing to the Company’s best quarter ever

VERNON, BC – February 28, 2019 – True Leaf Medicine International Ltd. (“True Leaf” or the “Company”) (CSE: MJ) (OTCQX: TRLFF) (FSE: TLA), a leading global cannabis and hemp wellness brand for pets, has announced its best sales quarter ever for the three-months ended December 31, 2018.

The revenues were generated from global sales of the Company’s legal hemp-based products for pets. Sales of the products totaled $652,370 (CAD), making it the Company’s third record-setting quarter in a row.

Revenue for the nine-months ended December 31, 2018 was $1,715,775 – the Company’s highest revenue over three quarters to date and an increase of 69 per cent from the comparable nine-month period in the prior year, which had revenue of $1,016,667.

The Company’s European operations contributed $291,437 of the total revenue for this nine-month period, an increase of 167 per cent compared to $109,030 for the same period in the prior year.

Revenue growth was primarily fueled by the Company’s investment in its international sales team which has expanded the commercial reach of its True Leaf Pet division into new markets. The Company’s True Hemp™ line of functional chew, stick, and oil supplements for dogs and cats is now sold in more than 2,800 stores worldwide, including Pets Supplies Plus (USA), PetSmart Canada, and Pets Corner UK. Pet owners can also shop for True Leaf Pet products online at www.trueleafpet.com.

“True Leaf’s impressive finish to 2018 was marked by record revenue growth, increasing our global retail presence by 55 per cent, and several impressive hires,” said Darcy Bomford, Founder and Chief Executive Officer of True Leaf. “We now have strong momentum going into one of the biggest announcements for our brand to date. We look forward to sharing the transformation – or True Leaf 2.0 – with our shareholders, customers, and the global pet industry next month.”

Q3 2019 Financial Highlights

For the three-month period ended December 31, 2018

•	True Leaf sales totaled a record $652,370 (CAD) in the quarter, an increase of 145 per cent over the $265,555 recorded for the same period last year. This is the third consecutive record quarter for the Company.

•	The Company announced extensive progress had been made on True Leaf Campus – its cannabis cultivation and production facility in Lumby, British Columbia. Occupancy is expected February 2019 with the facility ready for final inspection in Spring 2019.

True Leaf Medicine International Ltd. 32 - 100 Kalamalka Lake Road Vernon, BC V1T 9G1 Canada	1-778-475-5323 info@trueleaf.com www.trueleaf.com

•	True Leaf expanded its global retail presence to 2,800 stores worldwide. True Leaf also announced it was reaching more customers online with the launch of direct-to-consumer stores in the United Kingdom, France, and Germany.

•	True Leaf launched its first hemp-based product line specially formulated for cats to the European market.

•	True Leaf launched a brand ambassador program for professional athletes and influencers who love pets with its partner, creative agency Rozaay Management.

•	True Leaf donated $10,000 (USD) to the Hemp Feed Coalition to help advance its efforts to engage the U.S. Food and Drug Administration (FDA) on new uses of hemp for pets.

Recent Developments

Highlights subsequent to Q3 2019

•	True Leaf announced former Petco senior vice-president Jodi Watson joined its Board of Directors as Vice-Chair.

•	The Company announced its True Hemp™ product line will soon be available in Arcaplanet stores in Italy, expanding its total retail distribution to 1,000 stores across Europe.

•	True Leaf announced it closed a convertible security funding agreement for gross proceeds of $4.5 million with The Lind Partners, a New York-based institutional fund manager.

•	True Leaf upgraded to the OTCQX® Best Market by OTC Markets Group and began trading under the ticker symbol TRLFF.

For further information, please refer to the Company's Management's Discussion and Analysis for the three-month period ended December 31, 2018, published on the Company's website at ir.trueleaf.com.

About True Leaf

True Leaf is a leading global cannabis and hemp wellness brand for pets. Inspired by the unconditional love our pets give us every day, we return that love through our wellness pet products which help maintain and protect the natural vitality of our pet companions. “Return the Love” is the purpose that drives our business and is at the heart of our values to bring happiness to pets and their owners.

www.trueleaf.com

True Leaf Medicine International Ltd. 32 - 100 Kalamalka Lake Road Vernon, BC V1T 9G1 Canada	1-778-475-5323 info@trueleaf.com www.trueleaf.com

Media Contact:

Paul Sullivan

Director, Public Relations

Paul@trueleaf.com

O: 604-685-4742

M: 604-603-7358

Investor Contact:

Kevin Bottomley (Canada)

Director and Corporate Relations

Kevin@trueleaf.com

M: 778-389-9933

Joe Green (US)

Edison Advisors

jgreen@edisongroup.com

O: 646-653-7030

M: 917-575-7089

Follow True Leaf

Twitter: @trueleafmed

Facebook: trueleafmed

Instagram: @trueleafpet

Forward-Looking Statements

This news release contains forward-looking statements and management may make additional forward-looking statements in response to your questions. Such written and oral disclosures are made pursuant to the Safe Harbor provision of the Private Securities Litigation Reform Act of 1995 and True Leaf hereby claims such safe harbour protection for all forward-looking statements. True Leaf believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions; however, True Leaf’s actual results and performance and the value of its securities could differ materially from those set forth in the forward-looking statements due to the impact of many factors summarized in the "Risk Factors" section of True Leaf’s Offering Circular Form 1-A filed with the U.S. Securities and Exchange Commission and Canadian securities regulatory authorities and other discussions of risk factors contained in True Leaf’s periodic filings or supplements to the offering circular. True Leaf's Offering Circular Form 1-A can be found at ir.trueleaf.com. Forward-looking statements speak only as of the date they are made. True Leaf undertakes no obligation to update or revise any such information for any reason after the date of this presentation unless required by law.